Exhibit 99.3

(LOGO)	Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779 USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors of John Deere Capital Corporation

We have examined management’s assertion that John Deere Capital Corporation (the Company) has complied as of and for the period from inception to October 31, 2004, with its established minimum servicing standards described in the accompanying Management’s Assertion - John Deere Owner Trust 2004 dated January 28, 2005. Management is responsible for the Company’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Company’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned minimum servicing standards as of and for the period from inception to October 31, 2004, is fairly stated in all material respects based on the criteria set forth in Appendix I.

/s/ Deloitte & Touche LLP

January 28, 2005

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